UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.5)*
Homex Development Corp.
(Translation of registrant’s name into English)
(Name of Issuer)
Common Shares
(Title of Class of Securities)
25030W100
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EIP Investment Holdings LLC BVBA [IRS Number]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States & Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SOLE VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	OO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EGI-Fund (02-04) Investors, L.L.C. 40-0002819

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON

	OO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EGI-Fund (05-07) Investors, L.L.C. 20-2062590

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,400,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,400,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,400,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7%

12	TYPE OF REPORTING PERSON

	OO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS GAMI Investments, Inc. 20-2062590

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		267,092

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		267,092

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	267,092

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 0.1%

12	TYPE OF REPORTING PERSON

	CO

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Chai Trust Company, LLC 36-6934216

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,267,092

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,267,092

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,267,092

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%

12	TYPE OF REPORTING PERSON

	OO

Schedule 13G
Item 1.
(a)	Name of Issuer: Homex Development Corp. (Translation of registrant’s name into English)

(b)	Address of Issuer’s Principal Executive Offices: Andador Javier Mina 891-B Colonia Centro Sinaloa 80200 Culiacan, Sinaloa, Mexico
Item 2.
(a)	Names of Persons Filing:

EIP Investment Holdings LLC BVBA EGI-Fund (02-04) Investors, L.L.C. EGI-Fund (05-07) Investors, L.L.C. GAMI Investments, Inc. Chai Trust Company, LLC[1]

(b)	Addresses of Principal Business Offices or, if none, Residences:

EIP Investment Holdings LLC BVBA c/o Equity International, Ltd. Two North Riverside Plaza Chicago, IL 60606

EGI-Fund (02-04) Investors, L.L.C. EGI-Fund (05-07) Investors, L.L.C. GAMI Investments, Inc. Chai Trust Company, LLC each c/o Equity International, Ltd. Two North Riverside Plaza Chicago, IL 60606

(c)	Citizenship:

EIP Investment Holdings LLC BVBA — United States
EGI-Fund (02-04) Investors, L.L.C. — United States
EGI-Fund (05-07) Investors, L.L.C. — United States
GAMI Investments, Inc. — United States
Chai Trust Company, LLC — United States

[1]	The board of managers of Chai Trust Company, LLC, an independent trust company, consists of Bert Cohen, Robert M. Levin, Donald J. Liebentritt, Kellie Zell, Leah Zell Wanger, JoAnn Zell Gillis, and Matthew Zell.

(d)	Title of Class of Securities: Common Shares and American Depositary Shares representing Common Shares of the Issuer

(e)	CUSIP Number: 25030W100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

As of December 31, 2008, EIP Investment Holdings LLC BVBA, a Delaware limited liability company, owned 0 shares of Common Stock of the Issuer.

As of December 31, 2008, EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company, owned 100,000 American Depositary Shares, representing 600,000 shares of Common Stock of the Issuer. Chai Trust Company, LLC shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 600,000 shares of Common Stock.

As of December 31, 2008, EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company, owned 400,000 American Depositary Shares, representing 2,400,000 shares of Common Stock of the Issuer. Chai Trust Company, LLC shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 2,400,000 shares of Common Stock.

As of December 31, 2008, GAMI Investments, Inc., a Delaware corporation, owned 44,151 American Depositary Shares, representing 267,090 shares of Common Stock of the Issuer, and 2 shares of Common Stock of the Issuer. Chai Trust Company, LLC and Samuel Zell shared voting and dispositive power with respect to, and held indirect beneficial ownership of, such aggregate 267,092 shares of Common Stock.

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2009

EIP Investment Holdings LLC BVBA

By:	/s/ Cheryl Engle

Cheryl Engle, Manager

EGI-FUND (02-04) INVESTORS, L.L.C.

By:	/s/ Philip G. Tinkler

Philip G. Tinkler, Vice President

EGI-FUND (05-07) INVESTORS, L.L.C.

By:	/s/ Philip G. Tinkler

Philip G. Tinkler, Vice President

GAMI INVESTMENTS, INC.

By:	/s/ Philip G. Tinkler

Philip G. Tinkler, Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ James G. Bunegar

James G. Bunegar, Vice President